Clifford Chance Partnerschaft mit beschrÄnkter Berufshaftung

Junghofstrabe 14 60311 Frankfurt am Main Germany

Tel +49 69 7199 01 Fax +49 69 7199 4000

www.cliffordchance.com

VIA EDGAR

Lauren Pierce and Kathleen Krebs

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

September 27, 2024

Re	SCHMID Group N.V.
Registration Statement on Form F-1
File No. 333-280095
Acceleration Request
Requested Date: September 30, 2024
Requested Time: 3:00 PM Eastern Time

Dear Ms. Pierce, and Ms. Krebs,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SCHMID Group N.V. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-280095), as amended (the “Registration Statement”), so that it may become effective 3:00 p.m. Eastern Time on September 30, 2024.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Clifford Chance PmbB.

We request that we be notified of such effectiveness by a telephone call to Mr. Hacket at +49 69 7199 3103, or in his absence Mr. Wittmann at +49 69 7199 1528, of Clifford Chance PmbB. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Clifford Chance PmbB, attention: George Hacket, via facsimile +49 69 7199 4000.

Sincerely,

/s/ C. Schmid
Chief Executive Officer

c.c.            George Hacket and Axel Wittmann, Clifford Chance PmbB

Clifford Chance Partnerschaft mit beschrÄnkter Berufshaftung von RechtsanwÄlten,
Steuerberatern und Solicitors · Sitz: Frankfurt am Main · AG Frankfurt am Main PR 2669.